BriteSmile, Inc. (ticker: BSML, exchange: NASDAQ) News Release - 7-Aug-2003

BriteSmile Reports 2nd Quarter Results

WALNUT CREEK, Calif., Aug. 7 /PRNewswire-FirstCall/ -- BriteSmile, Inc. (Nasdaq:
BSML), the leading international provider of a state-of-the-art teeth whitening system, today reported second quarter 2003 results that showed a significant improvement. Revenue for the second quarter of 2003 was $10.98 million, versus revenue for the second quarter of 2002 of $11.01 million, a slight 0.3% reduction.


Net loss excluding non-cash deductions such as depreciation and accrued interest expense was $40,472 versus the previous year's second quarter loss of $1.4 million for a 97% improvement over the previous year. Loss per share was ($0.88) for the second quarter 2003, versus ($1.23) for second quarter 2002, or a 28.5% improvement over the previous year.


Net loss for the quarter was $2.2 million versus a net loss of $3.0 million or a 27.2% improvement over the previous year. The current quarter's net loss of $2.2 million included a $293,000 non-cash charge related to the relocation of the Company's Houston Spa to a new strategic location in the Houston Galleria.


Operating expenses in the second quarter of 2003 decreased $958,000 or by 6.9%, to $12.9 million from $13.9 million in the second quarter of 2002. Of particular note, SG&A expenses were down 13.2% compared with the same quarter of 2002 ($7.2 million vs. $8.3 million for 2002) reflecting a significant reduction in marketing expenses. Marketing is BriteSmile's largest single expense and the improvement this quarter is the result of the Company's continued commitment to improving its marketing efficiency.


"In light of the difficult and uncertain economic climate, we are pleased with our progress," said John Reed, CEO of BriteSmile, Inc. "We anticipate consistent improvement in performance for the balance of 2003, continuing with tight expense controls and adding to revenue with new, innovative products including the recently announced Magic Mirror and BriteSmile To Go, an easy to use personal care whitening product."


BriteSmile has developed and manufactures the most advanced teeth whitening technology available, as well as manages state-of-the-art BriteSmile Professional Teeth Whitening Centers. BriteSmile Centers are currently operating in Beverly Hills, Irvine, Palo Alto, Walnut Creek and La Jolla, CA; Honolulu, HI; Houston, TX; Denver, CO; Boston, MA; Boca Raton, FL; Atlanta, GA; New York, NY; Chicago, IL; and, Phoenix, AZ. In addition to BriteSmile Centers, the Company has contracted with independent dentists to perform whitening procedures at more than 4,800 Associated Centers.


This release, other than historical information, consists of forward- looking statements that involve risks and uncertainties such as the Company's ability to continue to establish Associated Centers and Professional Teeth Whitening Centers, the ability of those Centers to attract clients, the development and introduction of new products, acceptance of those new products in the marketplace, development of new strategic and marketing relationships in the United States and internationally, and the Company's continued ability to secure financing to support its expansion. Readers are referred to the documents filed by BriteSmile with the Securities and Exchange Commission, specifically the Company's most recent reports on Forms 10-K and 10-Q, that identify important risk factors which could cause actual results to differ from those contained in the forward-looking statements. BriteSmile and its affiliates disclaim any intent or obligation to update these forward-looking statements.

                                BRITESMILE, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       ($ in thousands except share data)
                                    Unaudited


                                 13 Weeks    13 Weeks    26 Weeks     26 Weeks
                                   Ended       Ended      Ended        Ended
                                  June 28,    June 29,   June 28,     June 29,
                                    2003        2002       2003        2002
                                ----------  ----------  ----------  -----------
    REVENUES:
      Center whitening fees,
       net                      $   4,217   $   3,553   $  7,369    $  6,618
      Associated Center
       whitening fees, net          5,644       6,265     10,550      11,466
      Product sales                 1,117       1,195      2,036       2,263

        Total revenues, net        10,978      11,013     19,955      20,347

    OPERATING COSTS AND EXPENSES:
      Operating and
       occupancy costs              4,043       3,924      7,537       7,542
      Selling, general and
      administrative expenses       7,173       8,266     13,219      16,134
      Research and
       development expenses            96         181        335         292
      Depreciation and
       amortization                 1,608       1,507      3,194       2,991

        Total operating costs
         and expenses              12,920      13,878     24,285      26,959

          Loss from operations     (1,942)     (2,865)    (4,330)     (6,612)

    OTHER INCOME (EXPENSE),
     net:
      Interest expense               (230)       (112)      (346)       (505)
      Interest income                   2           9          6          35

        Total other income
         (expense), net              (228)       (103)      (340)       (470)

          Loss before income tax
           provision               (2,170)     (2,968)    (4,670)     (7,082)

    INCOME TAX PROVISION                3          18          4          36

          Net loss                $(2,173)    $(2,986)   $(4,674)    $(7,118)

    BASIC AND DILUTED
     NET LOSS PER SHARE             $(.88)     $(1.23)    $(1.91)     $(2.93)

    WEIGHTED AVERAGE SHARES
     - BASIC AND DILUTED        2,464,493   2,427,910  2,446,156   2,426,360